UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

GENERAL COMMUNICATION, INC.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

369385 10 9
(CUSIP Number)

Searchlight ALX, L.P. c/o Searchlight Capital Partners, L.P. 745 5th Avenue - 27th Floor New York, NY 10151 Attention: Nadir Nurmohamed
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

October 3, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
All ownership percentages set forth herein are based on there being 33,964,000 shares of Common Stock outstanding.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 369385 10 9

1.	NAMES OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Searchlight ALX, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,727,661
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,727,661
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,727,661
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 369385 10 9

1.	NAMES OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Searchlight ALX GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,727,661
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,727,661
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,727,661
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 369385 10 9

1.	NAMES OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SC ALX, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,727,661
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,727,661

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,727,661
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 369385 10 9

1.	NAMES OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SC AIV ALX, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,727,661
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,727,661

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,727,661
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 369385 10 9

1.	NAMES OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Searchlight Capital PV, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,727,661
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,727,661

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,727,661
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 369385 10 9

1.	NAMES OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Searchlight/SIP Holdco SPV VIII (ALX), L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,727,661
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,727,661

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,727,661
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 369385 10 9

1.	NAMES OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Searchlight Capital Partners GP, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,727,661
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,727,661
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,727,661
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 369385 10 9

1.	NAMES OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Searchlight Capital Partners GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,727,661
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,727,661
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,727,661
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14.	TYPE OF REPORTING PERSON (see instructions) OO

Item 1.     Security and Issuer.
This statement on Schedule 13D (this “Schedule 13D”) relates to shares of Class A common stock (“Common Stock”), of General Communication, Inc. (the “Issuer”). The address and principal executive office of the Issuer is 2550 Denali Street, Suite 1000, Anchorage, Alaska 99503.
Item 2. Identity and Background.
This Schedule 13D is being filed pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), by Searchlight ALX, L.P., a Delaware limited partnership (“Searchlight ALX”), Searchlight ALX GP, LLC, a Delaware limited liability company and the general partner of Searchlight ALX (“Searchlight ALX GP”), SC ALX, L.P., a Delaware limited partnership and a member of Searchlight ALX GP (“SC ALX”), SC AIV ALX, L.P., a Delaware limited partnership and a member of Searchlight ALX GP (“SC AIV”), Searchlight Capital PV, L.P., a Delaware limited partnership and a member of Searchlight ALX GP (“Searchlight PV”), Searchlight/SIP Holdco SPV VIII (ALX), L.P., a Delaware limited partnership and member of Searchlight ALX GP (“Searchlight SPV”), Searchlight Capital Partners GP, L.P., a Delaware limited partnership and general partner of SC ALX, SC AIV, Searchlight SPV and Searchlight PV (“Searchlight GP, LP”), and Searchlight Capital Partners GP, LLC, a Delaware limited liability company and general partner of Searchlight GP, LP (“Searchlight GP, LLC” and, together with Searchlight ALX, Searchlight ALX GP, SC ALX, SC AIV, Searchlight SPV, Searchlight PV and Searchlight GP, LP, the “Reporting Persons”). There are three managers of Searchlight GP, LLC (the “Managers”). The Managers directly or indirectly control the investment and voting decisions of Searchlight GP, LLC. The information required by General Instruction C to Schedule 13D is listed on Schedule A hereto and is incorporated herein by reference. Searchlight ALX GP, SC ALX, SC AIV, Searchlight SPV, Searchlight PV, Searchlight GP, LP, Searchlight GP, LLC and the Managers disclaim beneficial ownership of all of the shares of Common Stock included in this report, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Exchange Act or for any other purpose.

The principal business of the Reporting Persons is acquiring, holding and disposing of interests in various companies for investment purposes. The address of the principal office of the Reporting Persons is c/o Searchlight Capital Partners, L.P., 745 5th Avenue - 27th Floor, New York NY 10151.

The information required by General Instruction C to Schedule 13D with respect to the directors and executive officers of Searchlight ALX GP is listed on Schedule A hereto and is incorporated herein by reference.

None of the directors and executive officers of Searchlight ALX or Searchlight ALX GP has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 hereto.

Item 3. Source or Amount of Funds or Other Consideration.
The shares of Common Stock described in this Schedule 13D were acquired by the Reporting Persons as follows: (i) December 2014 - 371,141 shares of Common Stock were acquired for an aggregate purchase price of $4,659,554; (ii) January 2015 - 1,261,520 shares of Common Stock were acquired for an aggregate purchase price of $18,405,890 and (iii) October 2016 - 80,000 shares of Common Stock were acquired for an aggregate purchase price of $1,138,250. The total aggregate consideration paid by the Reporting Persons for the Common Stock is $24,203,694. In addition, 15,000 shares were awarded to Eric Zinterhofer, in his role as a member of the Issuer’s board of directors, and are included in this Schedule 13D as a result of Mr. Zinterhofer being a Manager of Searchlight GP, LLC, as described in Item 2 above. The source of funds for these purchases was capital contributions made by the investors in the Reporting Persons together with available lines of credit.

Item 4. Purpose of Transaction.
The information set forth in Items 3 and 6 hereof is hereby incorporated by reference into this Item 4.

The Reporting Persons acquired beneficial ownership of the shares of Common Stock as described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis.  Subject to the terms of the Securityholder Agreement (as defined below) and depending on various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of the Common Stock, conditions in the securities markets, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to the investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D.

As of the date of this filing, the Reporting Persons have the right to nominate one director (the “Searchlight Director”) to serve on the Issuer’s board of directors, which currently consists of ten directors, including the Reporting Persons’ nominee. The Reporting Persons’ nominee was first elected to the Issuer’s board of directors on March 5, 2015.

The Reporting Persons have reviewed and intend to continually review, consider and evaluate their ongoing investment in the Common Stock and all potential options with respect thereto. The Reporting Persons may, with or without the assistance of legal and/or financial advisors, engage in communications (including, without limitation, through the Searchlight Director) with, without limitation, one or more shareholders of the Issuer, management of the Issuer, one or more members of the board of directors of the Issuer, and may make suggestions, recommendations and/or proposals concerning changes to the Issuer’s operations, prospects, business and financial strategies, strategic transactions, assets and liabilities, business and financing alternatives and such other matters as the Reporting Persons may deem relevant to their investment in the Common Stock and other securities.  The Reporting Persons expect that they will, from time to time, review their investment position, with or without the assistance of legal and/or financial advisors, in the Issuer and may, depending on the Issuer’s performance, other market conditions and such other matters as the Reporting Persons may deem relevant , increase or decrease their investment position in the Issuer’s Common Stock.  In addition, the Reporting Persons may, from time to time, make additional purchases of Common Stock either in the open market or in privately-negotiated transactions, depending upon the Reporting Persons’ evaluation of the Issuer’s business, prospects and financial condition, the market for the Common Stock, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors.  Depending upon the factors noted above, the Reporting Persons may also decide to hold or dispose of all or part of their investments in the Common Stock and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities, including the Common Stock.

Except as set forth in this Item 4 or Item 6 below, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

Item 5. Interest in Securities of the Issuer.
(a)As of the date hereof, (i) Searchlight ALX beneficially owns 1,727,661 shares of Common Stock or 5.1% of the issued and outstanding shares of Class A common stock and Class B common stock of the Issuer, (ii) Searchlight ALX GP, because of its position as the general partner of Searchlight ALX, may, pursuant to Rule 13d-3 of the Act, be deemed to beneficially own 1,727,661 shares of Common Stock or 5.1% of the issued and outstanding shares of Class A common stock and Class B common stock of the Issuer, (iii) SC ALX, because of its position as a member of Searchlight ALX GP, may, pursuant to Rule 13d-3 of the Act, be deemed to beneficially own 1,727,661 shares of Common Stock or 5.1% of the issued and outstanding Common Stock, (iv) SC AIV, because of its position as a member of Searchlight ALX GP, may, pursuant to Rule 13d-3 of the Act, be deemed to beneficially own 1,727,661 shares of Common Stock or 5.1% of the issued and outstanding Common Stock, (v) Searchlight PV, because of its position as a member of Searchlight ALX GP, may, pursuant to Rule 13d-3 of the Act, be deemed to beneficially own 1,727,661 shares of Common Stock or 5.1% of the issued and outstanding Common Stock, (vi) Searchlight SPV, because of its position as a member of Searchlight ALX GP, may pursuant to Rule 13d-3 of the Act, be deemed to beneficially own 1,727,661 shares of Common Stock or 5.1% of the issued and outstanding Common Stock, (vi) Searchlight GP, LP, because of its position as the general partner of SC ALX, SC AIV, Searchlight PV and SC SPV, may, pursuant to Rule 13d-3 of the Act, be deemed to beneficially own 1,727,661 shares of Common Stock or 5.1% of the issued and outstanding Common Stock, and (vii) Searchlight GP, LLC, because of its position as the general partner of Searchlight GP, LP, may, pursuant to Rule 13d-3 of the Act, be deemed to beneficially own 1,727,661 shares of Common Stock or 5.1% of the issued and outstanding Common Stock.

(b)As of the date hereof, each of Searchlight ALX and Searchlight ALX GP has sole power to vote or direct the voting and to dispose of or direct the disposition of the Common Stock beneficially owned by it as specified in Item 5(a) above.

(c)The information set forth in Item 3 above is incorporate by reference into this Item 5(c).

(d)Not applicable.

(e)Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Stock Appreciation Rights. On July 13, 2015, the Issuer and Searchlight ALX, Ltd., a wholly-owned subsidiary of Searchlight ALX, entered into an amended and restated stock appreciation rights agreement (the “SAR Agreement”), pursuant to which the Issuer issued 3,000,000 stock appreciation rights (“SARs”) to Searchlight ALX, Ltd. Each SAR entitles Searchlight ALX, Ltd. to receive, upon exercise, at the Issuer’s option, either Common Stock or cash equal to (i) the fair market value of a share of Common Stock, over (ii) the exercise price of the SAR, which is $13.00 (the “Appreciation Value”). Each SAR is exercisable on February 2, 2019, subject to the Issuer’s call right, as described below. The SARs expire on February 2, 2023. At any time following the repayment in full of the Note (as defined below), the Issuer may immediately cancel all of the SARs and make a cash payment to Searchlight ALX, Ltd. equal to the greater of the Appreciation Value or a guaranteed minimum value, which is further defined in the SAR Agreement.

Unsecured Promissory Note. On July 13, 2015, the Issuer delivered an unsecured promissory note to Searchlight ALX, Ltd. (the “Note”), pursuant to which, the Issuer is obligated to Searchlight ALX, Ltd. the principal amount of $75,000,000, plus interest at a per annum rate equal to 7.5% until the Note is paid in full. All interest payments are to be made in cash, subject to the Issuer’s option to pay interest in kind, by capitalizing such interest due and adding it to the principal amount of the Note and in which case the Issuer will also issue to Searchlight ALX, Ltd. 0.04 of a SAR for each dollar of interest being capitalized, subject to adjustment as set forth in the Securityholder Agreement.

Securityholder Agreement. On July 13, 2015, the Issuer and Searchlight ALX, Ltd. entered into an amended and restated securityholder agreement, as further amended on September 7, 2016 (the “Securityholder Agreement”).

Board Representation. The Securityholder Agreement provides that, for as long as any principal amount remains outstanding on the Note, Searchlight ALX (or, if applicable, any permitted transferee that is an affiliate of Searchlight ALX) will be entitled to nominate one director to serve on the Issuers board of directors (the “Board”).

Standstill Restrictions. The Securityholder Agreement provides that for so long as Searchlight ALX holds any Securities, neither Searchlight ALX nor any of its Affiliates will: (i) make any public statement or proposal to the Board to solicit, seek or offer to effect (1) any business combination, merger, tender offer, exchange offer or similar transaction involving the Issuer or any of its subsidiaries, (2) any restructuring, recapitalization, liquidation or similar transaction involving the Issuer or any of its subsidiaries, (3) any acquisition of the Issuer’s loans, debt securities, equity securities or assets, or any other rights to acquire such interests, (4) any proposal to seek representation on the Board or to seek to control or influence management, the Board or the policies of the Issuer, (5) any request to waive, terminate or amend this section, or (6) any proposal or arrangement that is inconsistent with the Securityholder Agreement; (ii) instigate, encourage or assist any third party from taking any of the actions set forth in clause (i) above; (iii) take any action which would reasonably be expected to cause the Issuer or any of its affiliates to make a public announcement regarding any action set from in clause (i) above; (iv) except as otherwise set forth in the Securityholder Agreement, the Note or the SAR Agreement, acquire any equity securities or rights or options to acquire equity securities of the Issuer, except that Searchlight ALX may acquire up to 2,500,000 shares of Common Stock; or (v) engage in put, call, short sale, hedge, swap, straddle, collar or similar transactions with respect to any Securities, except with respect to any pledge or assignment of a security interest in the Securities to secure loans or other credit extended to Searchlight ALX by a permitted transferee.

The foregoing descriptions of the SAR Agreement, the Note and the Securityholder Agreement do not purport to be complete and are qualified in their entirety by reference to the full texts of the SAR Agreement, the

Note and the Securityholder Agreement, which are filed as Exhibit 2, Exhibit 3 and Exhibit 4, respectively, hereto and which are incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated October 13, 2016, between Searchlight ALX, L.P. and Searchlight ALX GP, LLC.
Exhibit 2
Amended and Restated Stock Appreciation Rights Agreement, dated July 13, 2015 by and between the Issuer and Searchlight ALX, Ltd., attached as Exhibit 4.3 on the Issuer’s Quarterly Report on Form 10-Q filed on November 11, 2015, and incorporated herein by reference in its entirety.

Exhibit 3
Unsecured Promissory Note, dated July 13, 2015, made by the Issuer in favor of Searchlight ALX, Ltd., attached as Exhibit 4.2 on the Issuer’s Quarterly Report on Form 10Q filed on November 11, 2015, and incorporated herein by reference in its entirety.

Exhibit 4
Amended and Restated Securityholder Agreement, dated July 13, 2015, as amended on September 7, 2016, by and between the Issuer and Searchlight ALX, Ltd. attached as Exhibit 4.1 on the Issuer’s Quarterly Report on Form 10-Q filed on November 11, 2015 and attached as Exhibit 4.5 on the Issuer’s Current Report on Form 8-K filed on September 8, 2016, and incorporated herein by reference in its entirety.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 13, 2016

Searchlight ALX, L.P.
By:	Searchlight ALX GP, LLC,
its general partner
By:	/s/ Eric Zinterhofer
Name: Eric Zinterhofer Title: Authorized Person

Searchlight ALX GP, LLC
By:	/s/ Eric Zinterhofer
Name: Eric Zinterhofer Title: Authorized Person

SC ALX, L.P.
By:	Searchlight Capital Partners GP, L.P.,
its general partner By: Searchlight Capital Partners GP, LLC, its general partner
By:	/s/ Eric Zinterhofer
Name: Eric Zinterhofer Title: Authorized Person

SC AIV ALX, L.P.
By:	Searchlight Capital Partners GP, L.P.,
its general partner By: Searchlight Capital Partners GP, LLC, its general partner
By:	/s/ Eric Zinterhofer
Name: Eric Zinterhofer Title: Authorized Person

Searchlight Capital PV, L.P.
By:	Searchlight Capital Partners GP, L.P.,
its general partner By: Searchlight Capital Partners GP, LLC, its general partner
By:	/s/ Eric Zinterhofer
Name: Eric Zinterhofer Title: Authorized Person

Searchlight/SIP Holdco SPV VIII (ALX), L.P.
By:	Searchlight Capital Partners GP, L.P.,
its general partner By: Searchlight Capital Partners GP, LLC, its general partner
By:	/s/ Eric Zinterhofer
Name: Eric Zinterhofer Title: Authorized Person

Searchlight Capital Partners GP, L.P. By: Searchlight Capital Partners GP, LLC, its general partner
By:	/s/ Eric Zinterhofer
Name: Eric Zinterhofer Title: Authorized Person

Searchlight Capital Partners GP, LLC
By:	/s/ Eric Zinterhofer
Name: Eric Zinterhofer Title: Authorized Person

Exhibit 1

Joint Filing Agreement

We, the signatories of the statement on Schedule 13D to which this Agreement is attached, do hereby agree that such statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of us.

Dated: October 13, 2016

Searchlight ALX, L.P.
By:	Searchlight ALX GP, LLC,
its general partner
By:	/s/ Eric Zinterhofer
Name: Eric Zinterhofer Title: Authorized Person

Searchlight ALX GP, LLC
By:	/s/ Eric Zinterhofer
Name: Eric Zinterhofer Title: Authorized Person

SC ALX, L.P.
By:	Searchlight Capital Partners GP, L.P.,
its general partner By: Searchlight Capital Partners GP, LLC, its general partner
By:	/s/ Eric Zinterhofer
Name: Eric Zinterhofer Title: Authorized Person

SC AIV ALX, L.P.
By:	Searchlight Capital Partners GP, L.P.,
its general partner By: Searchlight Capital Partners GP, LLC, its general partner
By:	/s/ Eric Zinterhofer
Name: Eric Zinterhofer Title: Authorized Person

Searchlight Capital PV, L.P.
By:	Searchlight Capital Partners GP, L.P.,
its general partner By: Searchlight Capital Partners GP, LLC, its general partner
By:	/s/ Eric Zinterhofer
Name: Eric Zinterhofer Title: Authorized Person

Searchlight/SIP Holdco SPV VIII (ALX), L.P.
By:	Searchlight Capital Partners GP, L.P.,
its general partner By: Searchlight Capital Partners GP, LLC, its general partner
By:	/s/ Eric Zinterhofer
Name: Eric Zinterhofer Title: Authorized Person

Searchlight Capital Partners GP, L.P. By: Searchlight Capital Partners GP, LLC, its general partner
By:	/s/ Eric Zinterhofer
Name: Eric Zinterhofer Title: Authorized Person

Searchlight Capital Partners GP, LLC
By:	/s/ Eric Zinterhofer
Name: Eric Zinterhofer Title: Authorized Person

Schedule A

Searchlight Capital Partners GP, LLC Managers

Name	Business Address	Citizenship
Oliver Haarmann	56 Conduit Street, 4th Floor London W1S 2YZ United Kingdom	German
Erol Uzumeri	22 Adelaide Street West, 35th Floor Bay-Adelaide Centre Toronto, ON M5H 4E3 Canada	Canadian
Eric Zinterhofer	745 Fifth Avenue, 27th Floor New York, NY 10151 United States	American